UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File No: 005-55875
Washington, D.C. 20549	CUSIP No: 759960 10 7

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	November 30, 2022

☐ Transition report on Form 10-K

☐ Transition report on Form 20-F

☐ Transition report on Form 11-K

☐ Transition report on Form 10-Q

☐ Transition report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 — REGISTRANT INFORMATION

Renewable Innovations, Inc.
Full Name of Registrant
Nestbuilder.com Corp.
Former Name if Applicable

588 West 400 South, Suite 110
Address of Principal Executive Office (Street and Number)

Lindon, UT 84042
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the year ended November 30, 2022 could not be filed within the prescribed time period because we need additional time to compile and review data and other information regarding certain material operations of the Company. This data and information are not currently available and could not be made available without unreasonable effort and expense. We are actively working to compile and review this information.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lynn Barney	(801)	406-6740
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

The issuer’s Amended Current Report on Form 8-K/A, amending the Current Report on Form 8-K filed on December 1, 2022 and enclosing the financial statements of the acquiree has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 1, 2022, pursuant to an Agreement and Plan of Merger, dated as of December 1, 2022, by and among Nestbuilder, NB Merger Corp., a Delaware corporation and a direct, wholly owned subsidiary of Nestbuilder (“Merger Sub”), Renewable Innovations, Inc., a Delaware corporation (“Renewable Innovations” or the “Company”), Lynn Barney, as the representative of Renewable Innovations’ securityholders, and Alex Aliksanyan, as the Nestbuilder representative, Nestbuilder acquired Renewable Innovations through the merger of Merger Sub with and into Renewable Innovations (the “Merger”), with Renewable Innovations continuing as the surviving corporation and becoming a wholly owned subsidiary of Nestbuilder. As a result of the transaction, there is a significant change in results of operations from the corresponding period for the last fiscal year.

Renewable Innovations, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 28, 2023	By	/s/ Robert L. Mount
Robert L. Mount Chief Executive Officer